82-03430

TIOMIN RESOURCES INC.

SUPPL

07020454

Tiomin Reviewing Options for the Development of the Kwale Mineral Sands Project , Kenya

Toronto, Canada. January 10, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) is currently reviewing its strategic options for the Kwale mineral sands project in Kenya (the "Project") and expects to make a decision regarding the development of the Project by the end of January 2007.

The Project has suffered legal and bureaucratic delays that are negatively impacting the Project's rate of return to Tiomin's shareholders. Although the majority of the issues causing the delays have been, or are likely to be, resolved in the near future, the incremental costs of the delays mean that it is unlikely that Tiomin will be able to satisfy the lenders' financial conditions to meet the February 2007 deadline to begin drawing down on its US$155 million debt package. As previously indicated, the Company can no longer meet the previously published development schedule and budget.

Tiomin is currently assessing the full financial impact of the recent events. During the delay period, the Company has incurred several months of additional overhead costs and, in addition, the value of the Company's development funds in United States and Canadian currencies declined against a basket of foreign currencies resulting in increased costs. The Company has not hedged its foreign exchange risk exposure and only planned to hedge the US$155 million debt facility once drawdown had been achieved.

As part of its review, Tiomin has requested Ausenco, the primary contractor, to review the capital cost estimates and development schedule for the Project. Ausenco expects to complete its evaluation within two weeks. Tiomin will also review the impact of having delayed the orders of long-lead items on the start of production, which may potentially affect some customer off-take contracts.

The Government of Kenya ("GoK") made significant progress in resolving outstanding issues after Tiomin declared Force Majeure in December 2006 and is working to complete the remaining steps required to develop the Project. Significantly, the GoK won its legal dispute regarding access to the eight disputed plots of land, as described in the press release of December 19, 2006. The Company understands that the GoK will immediately proceed with compulsory acquisition of the land once the required compensation payments have been made. The GoK has granted Tiomin acceptable port tariffs and an exemption from paying certain stamp duties. It has also written to Tiomin indicating its intention to complete and gazette the remaining items required by the lenders. Other outstanding items include an agreement with the GoK on withholding taxes and the modification of the existing mining lease to encompass all land required for the Project. Tiomin continues to work closely with the GoK to satisfy these conditions but remains in Force Majeure, as provided for in the Special Mining Lease issued to Tiomin by the GoK in July 2004.

The Board of Directors of Tiomin is committed to acting in the best interests of the shareholders in this challenging situation.

For further information, please contact Tiomin at (416) 350-3779 Jean Charles Potvin, CEO, ext. 227; Robert Jackson, President, ext. 230; or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.

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Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.